MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                 October 6, 2006
                                                                          Page 1

                           MARKMAN CAPITAL MANAGEMENT

                     Markman MultiFunds Trust Weekly Update
                                October 6, 2006

Bob Markman:      Hello, everybody. This is Bob Markman. It's Friday, October
                  6th. We came to the end of a pretty good week here in the market. Again, the market as it tends to do, tends to do as it does almost all the time, it will do whatever it needs to do to confound and confuse and humiliate the maximum number of people and the smarter and more pompous and more experienced the people, the more likely the market is to confound and confuse and humiliate those investors.

                  If you've been reading the financial press over the last 90 days, the talk has been about a slowing economy, about moving into the fall things could be rough, the August/September/October period being the weakest period historically in the markets; and just the total opposite has happened. It looks like the market is not falling off a cliff, the economy is not slowing down precipitously, that the slowdown in housing that people were using as the poster child for the implosion in the economy is turning out either to be not as severe as people expected or likely to be offset by the decline in energy prices which I think is even much greater in terms of impact than a decline in housing prices; you don't have to sell your house if you don't want to, you don't have to use your house to buy groceries if you don't want to, but energy prices does impact everybody literally on a daily basis, whether they drive or heat their homes or cool their homes or whatever. So this decline in energy prices over the last month is the single biggest event probably in the second half of 2006 and I think it's probably behind the move that we've seen in the September/October period.


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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                 October 6, 2006
                                                                          Page 2

                  The market started off very strong here in October. We're in the earnings preannouncement season that I talk to you about every quarter where the beginning of each quarter, companies, that they confess that they delegate their homework, come out and announce what the results were so that, hopefully, they don't get spanked as much as they might otherwise; I don't know why they play that game, they still get spanked as badly as they would if they held off a week or two, but nevertheless, that is the game that's played. I find it interesting that here we are at the end of the first week in October and there's been very little in the way of major announcements that have caused the market to rally because of companies that are missing what their expectations are. So I think that we're likely to get to the end of October with the news stories being focused on how good earnings were for this third quarter and that may well be the support that the market needs for a strong performance going into the end of the year and the beginning of '07.

                  So given all that, I think that the strategy for us as we move through the fourth quarter here is to retain some of the core defensive holdings in the portfolio, companies and stocks that investors will tend to gravitate to and they're unsure about what the economic landscape is going to be. Some examples of that would be Altria, which again is the name for the old Philip Morris, Procter & Gamble; companies like that -- Johnson & Johnson, Walt Disney, and then also layer on that stocks that have a little bit more volatility that will tend to race ahead if the economy is stronger, if the markets are stronger. Here we're looking at things like Apple Computer, Starbucks; companies like that. Then also there are some special situations, unique situations, whether it's something like MasterCard where if retailing is strong, if we have a strong holiday season, if the economy doesn't fall out of bed, then people are going to be charging, buying purchases at the mall, and that's good for the credit card companies. So I think that it's not difficult I think to find a good mix of stocks; you know, no guarantees as to what's going to happen, but I think this is a pretty good period for stock pickers pretty much across the board.


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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                 October 6, 2006
                                                                          Page 3

                  So I'm generally optimistic given what the broad economic tealeaves seem to be saying. If the earnings continue to unfold in a reasonable way and we stay within that reasonable band as far as interest rates go, if energy prices stay moderated and if we don't see oil spike back up to $75-$80 a barrel, I see no reason why we can't continue to be three steps forward, two steps back, kind of good steady healthy advance in the market. We don't want a market to blow off on the upside because that's not very healthy; we certainly don't want the market to go down but nice steady watch the grass grow kind of market I think is just what the doctor ordered and I think is what we're likely to see in the fourth quarter being fed in large part by a lot of those investors who have been on the sidelines, who have been betting on energy prices and things like that and are going to see the train leaving the station and will need to reallocate their dollars and add more fuel to the market fires in October, November, and December. So that's how we're seeing it at this point.

                  Well, that's it from your money managers in Minneapolis. If you have any questions or comments, of course, please feel free to give us a call. Until I have a chance to talk with you again next Friday afternoon, for everybody here at Markman Capital, thanks for being a shareholder. Take care. Bye, bye.

                                       END

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                October 13, 2006
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                           MARKMAN CAPITAL MANAGEMENT

                     Markman MultiFunds Trust Weekly Update
                                October 13, 2006

Bob Markman:      Hello, everybody. This is Bob Markman. It's Friday, October
                  13th. We finished up another generally positive week. I think the tone of the market continues to grow more healthy with each passing week. The news that we're hearing out of corporate America leads one to conclude that the bottom is not dropping out of the market or dropping out of the economy.

                  The news that's been coming out on jobs where more jobs are being created than what the statistics showed in previous months is of vital importance to the economy. As I've spoken with you about week after week and month after month over the last several years, as a consumer-based economy, everything relates back to jobs.

                  As long as the job picture is solid, as long as people are working, getting paychecks and they're confident that their paychecks will continue, as long as they're not worried about their jobs, they're going to be spending money at a reasonable rate and that's going to prop up enough of the economy, enough sectors of the economy, that we'll continue to move ahead the way we'd like to.


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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                October 13, 2006
                                                                          Page 2

                  That's certainly been the case for the last two or three years when a lot of the doom and gloomsters have been preaching one decline after another, one drawback or recession in the economy after another, that didn't occur because all along the way, the consumer stayed healthy because of employment gains and employment stability and that continues to be the picture.

                  An interesting statistic out at the end of this week, one where a negative is actually a positive; the headline number that you might be reading in your papers this weekend is that retail sales declined in this past month but that's actually good news because the important element in the decline of retail sales has been the decline in gasoline prices.

                  Part of retail sales, a significant portion of that retail sales index, is what happened at the gas stations and if the price of gasoline goes down, then gas stations are actually reporting lower dollar sales, so that impacts the retail sales.

                  But that's actually what we want, isn't it? In previous months, retail sales have been bumped up because the dollar amount of gasoline went up because gasoline prices have gone up. The fact that retail sales were down this past month because of the decline in gasoline is actually a positive.

                  If you pulled out the decline in gasoline, other retail sales were actually up for the month. So not only was retail healthy but we had an actual infusion of capital for the consumer due to the fact that gasoline prices actually went down.


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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                October 13, 2006
                                                                          Page 3

                  So heading into the all important holiday season where the health of the consumer, both financially and psychologically, is so very important was that job creation is very strong, we've got the consumer having that weighting down of higher energy prices listed off relatively suddenly and unexpectedly so that people at least feel, if not actually in financial terms, at least in psychological terms, that they don't have that weight hanging over them. This bodes pretty well for the spending season in November and December.

                  So I think that the market is reacting pretty rationally to these general positives and is likely to work its way higher. The big guns as far as earnings are going to be coming out over the next couple of weeks and we'll see whether this is just a false start and it's back to malaise or whether this is the beginning of an extended rally that's going to last through year-end.

                  My guess is that it will be a mixed bag but the general weight of the evidence is going to be on the positive side and we're going to continue to have a very strong rally over the next two to three months.

                  Well, that's it from your money managers in Minneapolis. If you have any questions or comments, of course, please feel free to give us a call. Until I have a chance to talk with you again next Friday afternoon, for everybody at Markman Capital, thanks for being a shareholder. Take care. Bye, bye.

                                       END

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                October 20, 2006
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                           MARKMAN CAPITAL MANAGEMENT

                     Markman MultiFunds Trust Weekly Update
                                October 20, 2006

Bob Markman:      Hello, everybody. This is Bob Markman. It's Friday, October
                  20th. The market seems to be cruising relatively smoothly through October; there are up days and down days but we don't seem to be having the huge swings and volatility that we saw so often over the previous six months. Things seem to have calmed down as the flood of earnings continues out and regarding that, I have to say that as you probably know, I tend to approach things more from a glass half full than a glass half empty and I'm generally an optimist. Even so, I think you'll have to admit that the earnings that have come out so far have been largely positive. The overall majority of companies are at least meeting expectations and historically a high percentage of companies so far are actually beating expectations.

                  We were very fortunate this week to have our two largest holdings, Google and Apple, report blowout numbers and both of them have risen substantially. I think as we go down the list of our largest holdings whether it's Google or Apple or Sears or Toyota or Vornado or UnitedHealth or Time Warner or Berkshire Hathaway or Altria or Chicago Mercantile, the news is generally positive. I mean even on something like UnitedHealth which has been under a cloud since the beginning of the year with all the options backdating this past week, there was a resolution of at least a large portion of that cloud with the resignation of the Chairman and CEO, Dr. McGuire, and on that news, plus the good earnings news on UnitedHealth, the stock has rallied substantially. The decline of course from that stock had nothing to do with what was going on with the business and the business model; it had everything to do with people from certainty as to what might be happening from a compliance standpoint and a legal and regulatory standpoint with the options issue. But once I think that has started to be resolved at least through the resignations and through the earnings report that indicates that the business model is not broken, I think that stock is poised to rally substantially over the next six to 12 months.


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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                October 20, 2006
                                                                          Page 2

                  So I'm feeling very good about some of the larger companies that we have in the portfolio. I think we've got a very broad footprint; a lot of good, big market leaders, brand name global brands, that it's my belief are going to be, at least from a risk adjusted standpoint, some of the leaders in the market over the next several months. So I think that we're going to have a reasonably interesting ride between now and the end of the year. Our performance is moving along in the direction that I'd like it, it's picking up nicely. What we're trying to do is keep the performance level up as good as it can be while reducing the volatility at the same time. It sounds like it should be a contradictory type of thing but there are certain times when the market leaders tend to be some of the less riskier stocks and this is one of those times when I think the market leaders are going to be the bigger Blue Chip stocks, not that they don't experience their own air pockets but it's rare that these stocks go down and stay down.


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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                October 20, 2006
                                                                          Page 3

                  Speaking of which, some things that I started to nibble back on that we have sold in the past, some of the construction stocks. Caterpillar came out with an earnings report today that was a big disappointment, the stock was down 13%-14%. We're starting to build back our position in that at that lower price and those kinds of opportunities in great brand names don't come all the time. So when something is on sale, down 10%-15% unexpectedly, you want to pick up a few extra items to stick in your drawers. So that's what we did this week and we continue to try to nibble on some things that have gone down substantially, shave some things, take some shares off the table on stocks that we think are getting overextended and keep the risk reward profile in the portfolio where we want it to be.

                  Well, that's it from your money managers in Minneapolis. We will continue to look at the earnings as they come out next week, a lot of big names next week including Microsoft coming up and we'll keep you informed as to what's going on. But until then, for everybody here at Markman Capital, thanks for being a shareholder. Until I have a chance to talk with you again next week, take care. Bye, bye.

                                       END

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                October 27, 2006
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                           MARKMAN CAPITAL MANAGEMENT

                     Markman MultiFunds Trust Weekly Update
                                October 27, 2006

Bob Markman:      Hello, everybody. This is Bob Markman. It's Friday, October
                  27th. Friday was a relatively strong down day in the market but coming on the heels of I think six up sessions in a row in the S&P. The market was due for a little bit of a pause, a little bit of digestion of the gains that we've seen over the past couple of months and I think some of this action is kind of healthy. It came basically on the heels of a couple of things that happened on Friday; a report on GDP growth was a little bit less than people expected, the economy is not growing at a tremendously rapid rate, and then there was a report out of Goldman Sachs that there was going to be some weakness in some of the technology sectors. So that was a one-two punch that gave people who had I think some nice gains over the last several weeks who could do some selling, nothing unusual. We're still netting out very strong not only on the week but on the month; this has been a very good period of time, so I'm not too worried at this point in time.

                  The interesting thing about the slowdown in the economy, largely I think dependent upon the slowdown that we're seeing in housing and also some weakness in autos; that I think is going to take a lot of the pressure off of the Federal Reserve to raise rates and so clearly, the camp in the Federal Reserve that the state pat camp or even the loosening/lowering rates camp I think is going to be coming to the forefront, that's going to be certainly a positive for the market. I think in the absence of the Federal Reserve raising rates, it's unlikely that the market is going to see a sustained decline.


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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                October 27, 2006
                                                                          Page 2

                  That said, we are entering a period of time that I think could well be the two most dangerous weeks of the year and let me explain why I'm saying that and feel that. We've seen a remarkable run-up since the summer lows in all the major market averages and most investors are sitting on very nice gains for the year, gains that they didn't think that they'd be having even as recently as 60 days ago let alone 90 or 120 days ago. We have the election coming up and if the polls are any indication, there's a very good likelihood that at least one House of Congress is going to go Democrat after the election. I think that generally the markets are not going to like that, particularly from a tax standpoint, certain sectors that are dependent upon Federal policy more than others, healthcare is a prime example, may not like Democrats in there relative to a Republican. None of this is important from a long-term standpoint. As you know, I, for years, have been saying it really doesn't matter what party is in Congress, what party is in the White House, the economy is too big and broad for any party to have any kind of a lasting impact on economic conditions but it can be a short-term catalyst that gives participants in the market an excuse to take action where they might not normally take action. After this kind of a run-up, there are people who are sitting on gains, who are still looking at the environment being relatively positive, they're concerned, they're scared, they want to preserve those gains, they don't see any reason to sell; however, an election that turns Democrat as opposed to a Republican may well give the market participants an excuse for that kind of selling. So we may see some weakness post-election I think regardless of what happens. The election might be the catalyst that would cause some people to take some profit. So if we do see some weakness in November, I think it's likely to be short-term but it's not going to be fun while it happens. I think it's highly unlikely that the market will rally no matter what happens in the November elections.


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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                October 27, 2006
                                                                          Page 3

                  So I guess what I'm saying is that I'm inclined to, short-term, be a little bit more defensive than I would otherwise but I don't think that there's anything in the intermediate or long term to derail what I continue to see a good moderate growth scenario for both the economy and the financial markets. So we're sticking to our mix that we have in our portfolio right now which we think is a pretty good mix as I've told you over the more recent weeks and we'll see where it takes us.

                  Well, that's it from your money managers in Minneapolis. If you have any questions or comments, of course, please feel free to give us a call. Until I have a chance to talk with you again next Friday afternoon, for everybody at Markman Capital, thanks for being a shareholder. Take care. Bye, bye.

                                       END